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                                 HOLLINGER INC.
                                  STATUS UPDATE

         Toronto, Ontario, Canada, March 22, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On March 11, 2005, the Honourable Blanche M. Manning, United States District Court Judge in the Northern District of Illinois, issued a Memorandum and Order in which she denied the Motions brought by Hollinger and others to dismiss the Second Amended Complaint of Hollinger International Inc. ("Hollinger International") for claims totalling approximately US$425 million, plus interest. Judge Manning's decision does not reflect the merits of the claims in the Second Amended Complaint, which Hollinger and others continue to contest.

         Hollinger International stated in a filing with the United States Securities and Exchange Commission (the "SEC") made on March 17, 2005 that expenses related to its investigation of alleged wrongdoing at Hollinger International and disputes with former executive officers totalled US$58.5 million through December 31, 2004.

         On March 18, 2005, Hollinger received a Notice of Hearing and Statement of Allegations issued by the staff of the Ontario Securities Commission (the "OSC") to commence an administrative proceeding against Hollinger and others. The allegations in the Notice relate only to the period between 1998 and 2002, except for those that relate to Hollinger's inability to file financial statements. Even though most of the allegations in the Notice occurred prior to the changes to the management and board of Hollinger, the new directors of Hollinger do not believe that Hollinger has committed any breach of Ontario securities law. Hollinger also does not believe that it has acted contrary to the public interest. Most importantly, because of the many changes and improvements that have been put into place over the last year at Hollinger, including implementing a comprehensive reform of corporate governance practices, its new management and directors are highly confident that there is little or no chance that Hollinger's conduct in the future will be a cause for concern. Hollinger immediately filed a Reply with the Secretary of the OSC disputing staff's allegations made in the Notice of Hearing.

         On March 21, 2005, the United States Attorney's Office for the Northern District of Illinois (the "USAO") filed a motion to intervene in the lawsuit by the SEC against Conrad Black, F. David Radler and Hollinger pending in the United States District Court for the Northern District of Illinois. In its filing, the USAO indicated that it "is conducting a criminal investigation of Black, Radler, Hollinger Inc. (collectively, "the SEC defendants") and others relating to their conduct as to Hollinger International. The criminal investigation seeks to

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determine whether the SEC defendants and others fraudulently diverted corporate assets and opportunities owned by Hollinger International to themselves and to companies they controlled".

Proposed Going Private Transaction

         A special meeting (the "Meeting") of the holders of Hollinger's retractable Common Shares and the Series II Preference Shares is to be held at 10:00 a.m. at the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, March 31, 2005. On March 7, 2005, Hollinger's Board unanimously determined to call the Meeting so that shareholders could consider a proposed going private transaction by way of a consolidation (the "Going Private Transaction") originally announced on October 28, 2004, on the terms disclosed on March 7, 2005. A Notice of the Meeting and Management Proxy Circular prepared in connection with Going Private Transaction have been mailed to Hollinger's shareholders.

         On March 21, 2005, a hearing was held by the OSC regarding the standing of certain parties who seek to intervene in connection with applications made by Hollinger and others to the OSC for variations to the management and insider cease trade orders issued by the OSC relating to certain directors, officers and insiders of Hollinger and Hollinger International in order to permit the Going Private Transaction to proceed. The OSC determined that the Independent Directors of Hollinger and certain holders of Common Shares, being Lawrence & Company Inc. and Kenneth McLaren, would be granted full party status whereas Hollinger International and Catalyst Fund General Partner I Inc. would be restricted to a limited role. A hearing before the OSC on the merits of the applications is scheduled to take place on March 23 and 24, 2005.

Financial Statements

         Hollinger and Hollinger International continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the SEC, which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new audit standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

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         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2004, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         In its news release of March 16, 2005, Hollinger International indicated that it would not be able to file its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 or its 2004 Annual Report on Form 10-K (which would include its audited financial statements and related MD&A for the fiscal year ended December 31, 2004) by March 31, 2005. Hollinger International stated that it is working with its external auditors to conclude the work involved in the filing of the outstanding financial statements as expeditiously as possible.

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided six interim Reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data. The Inspector is to present to the Court its priorities for the inspection by the end of March.

         To March 18, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$5.25 million.

Supplemental Financial Information

         As of the close of business on March 18, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$82.97 million of cash or cash equivalents, including restricted cash, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the March 18, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$11.30, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$178,234,029. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its

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Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) C$2.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors; and (b) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$174.8 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

         Hollinger's principal asset is its interest in Hollinger International which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com